UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KID CASTLE EDUCATIONAL CORPORATION

(Name of Issuer)

Common Stock, $0.00 Par Value

  (Title of Class of Securities)

49375K109

  (CUSIP Number)

Frank I Igwealor, JD, CPA, CMA, CFM

CANNABINOID BIOSCIENCES, INC.

370 Amapola Ave., Suite 200A

Torrance, CA 90501

1(310)895-1839

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2019

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  49375K109

1	NAMES OF REPORTING PERSON CANNABINOID BIOSCIENCES INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 70,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)* 70.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

This calculation is based on 100,000,000 shares of Common Stock currently outstanding as of October 24, 2019, compared to 30,000,0000 was prior to the reporting person’s purchase transaction dated October 21, 2019.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KID CASTLE EDUCATIONAL CORPORATION a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan ROC.

Following this purchase, the principal executive offices of the Issuer changed from above address to 370 Amapola Ave., Suite 200A, Torrance, CA 90501

Item 2. Identity and Background.

(a), (f) This statement is being filed by:  Cannabinoid Biosciences, Inc., a California Corporation (“Reporting Persons”).

(b) The address of the principal business and principal office of each of the Reporting Persons is: 370 Amapola Ave., Suite 200A, Torrance, CA 90501.

(c) Cannabinoid Biosciences, Inc. (“CBDZ”), is a California based Biopharmaceutical Company seeks to revolutionize and standardize the pharmaceuticals and non-pharmaceutical CBD products formulations and applications across the CBD market in the United States of America.   The company is engaged in the following areas of the legal CBD business: (1) Ownership interest in certain businesses that extract, purchase and distribute Bulk Pure CBD, Isolate, Hemp Oil, THC-free CBD Distillate and Crude CBD Oil; (2) Partnerships with local farmers to grow farm bill compliant hemp biomass; (3) Partnerships with extract facilities across the U.S. who manufacture hemp-based ingredients to meet the specific needs financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-CBD businesses; and (4) professional services including top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to CBD/Hemp businesses and investors in California at first, then to those within the other states that has legalized cannabis.

The CBD market in the US is very fragmented, lack established process control and protocols, and is without formulations standardization.  CBDZ is stepping into this space to standardize and reorganize this market, establish process control (benchmarks and protocols), and create formulation standards for the industry. CBDZ seeks to control the production and distribution of verities of consumer cannabidiol (CBD) formulation under private brands in the United States. CBDZ’s goal is to bring standardization to the CBD industry, the same way that John D Rockefeller’s Standard Oil brought standardization to crude refining in the United States in the nineteenth century.  Our process standardization would entail steps that include (a) ethanol extraction system, (b) winterization to remove fats; (c) multiple rounds of rotary evaporation are used to remove plant material and other unnecessary components; (d) extract decarboxylation to transform into a crystalline structure with a proprietary post-processing technique; and (e) get the extract tested by third-party laboratories, package it, and get it ready for shipment.

        (d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Cannabinoid Biosciences, Inc. acquires funding through sales of its common stocks and issuance of debts to investors.  Cannabinoid Biosciences paid fifty-five thousand dollars ($55,000) for the transaction to acquire one (1) million of preferred shares of KDCE (convertible 1 preferred share to 1,000 common stocks) of KID CASTLE EDUCATIONAL CORPORATION.   Cannabinoid Biosciences funded the purchase those shares out of its capital.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.  Accordingly, when the Issuer offered the Reporting Persons the opportunity to purchase CONTROL stock via the preferred shares purchase, reporting person accepted.

The Reporting Persons intend to elect its representatives to take control of the board of directors of the Issuer and they may, directly or through that representative, engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially own in the aggregate 70,000,000 shares of Common Stock, which represents approximately 70.00% of the Company’s outstanding shares of Common Stock disclosed as beneficially owned by Cannabinoid Biosciences, Inc. in the applicable table set forth on the cover page to this Statement. The percentage ownership of shares of Common Stock set forth in this Statement is based on the 100,000,000 shares of Common Stock issued and outstanding as of October 23, 2019.

(b) Cannabinoid Biosciences, Inc., as the beneficial owner of the share, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  .

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Not applicable.
Exhibit 99.2	Trading data

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2019

                                                                                                  Cannabinoid Biosciences, Inc.

By:	Authorized officer of reporting person

By:	/s/ Frank I Igwealor
Name: Frank I Igwealor, JD, CPA
Title: Sr. Vice President & CFO

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.2	Securities Purchase Agreement for KDCE
Exhibit 10.1	Form of Conversion Agreement, Preferred Shares